=================================================================

                   SECURITIES AND EXCHANGE COMMISSION
                         450 Fifth Street, N.W.
                       Washington, D. C.   20549
                   ----------------------------------


                             FORM 10-SB/A-2
              General Form for Registration of Securities

                  Pursuant to Section 12(b) or (g) of
                  The Securities Exchange Act of 1934



                        IRON MASK MINING COMPANY
         (Exact name of registrant as specific in its charter)


Idaho                              Unavailable
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                            656 Cedar Street
                         Ponderay, Idaho 83852
         (Address of executive offices, including postal code)


Registrant's telephone number:     (208) 263-3834

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201
                                   (509) 624-1475

   Securities to be registered pursuant to Section 12(b) of the Act:

                                  NONE
-----------------------------------------------------------------  (Title
                               of Class)


   Securities to be registered pursuant to Section 12(g) of the Act:

                              COMMON STOCK
   -----------------------------------------------------------------
                            (Title of Class)


==================================================================

ITEM 1.   DESCRIPTION OF BUSINESS.

Background

     IRON MASK MINING COMPANY (the "Company") is an exploration stage enterprise formed under the laws of the State of Idaho, on May 16, 1957, to engage in the business of mining.

     From 1957 to 1991 the Company was active in the business of mining. From 1991 to February 1999, the Company was inactive.

     On March 5, 1999, the Company acquired all of the issued and outstanding shares of common stock of Yellow Pine Resources, Inc. in exchange for 6,000,000 shares of the Company's common stock.

Current Operations

     The Company is engaged in the business of mining. The Company conducts its operations through its wholly owned subsidiary corporation, Yellow Pines Resources, Inc.

The Paymaster and Geel Property

     The Company recently acquired 12 contiguous unpatented mining claims (the "Paymaster Claims") in the Ramshorn Mining District in Madison County, Montana. After initial exploration, sample and reconnaissance, the Company acquired an additional 26 unpatented and three patented mining claims adjacent to the Paymaster Claims. These claims are known as the Geel, Matchless, and Northstar (collectively known as the Geel claims) and are just west of the Paymaster and run for 3 miles to the south.

     All of the Company's mining claims are leased claims coupled with purchase options. The Company does not own these claims outright, but instead pays rental and royalties to the underlying landowner-lessors for the right to conduct mining activities. These payments are credited toward the purchase price of the claims under the purchase option provision of the leases. If such rental and royalty payments are made, as is expected, the Company will acquire ownership of the mining claims.

     In August 1996, the Company acquired State and Federal permits to commence mining operations on its Paymaster Claims, under the Small Miners Exemptions, which allows the mining of up to 36,500 tons per annum. These mining operations can commence, within days of notice to proceed, on two levels, from existing adits and drifts. Production is expected to build up to 72 tons per day on a year-round basis. A $10,000 reclamation bond must be acquired prior to initiating mining operations. As of the date hereof, the Company has not acquired the reclamation bond.

     The Company will ship the Paymaster ore to the M&W Custom Mill in Virginia City, Montana. M&W has performed the assays on ore samples from the Paymaster Claims and the metallurgical testing to establish a preliminary mill flow sheet, which indicated a net recovery of 88-95% of the contained gold with regrind of the middlings and tails. Just over 50% was shown to be free gold in their tests.

     The Company is currently in discussion with owners of several targeted gold properties located in Montana, Idaho and Oregon. Most of these properties have drill indicated gold resources, based on drilling performed by major mining companies. These properties, however, do not appear to have the potential for large volumes of gold resources required by the majors, and, therefore most properly fit into the portfolio of junior mining companies such as YPR.

     The Company's goal is to develop a gold resource base of at. least 1,000,000 ounces and annual production of approximately 100,000 ounces and to maintain this 10:1 reserve to production ratio thereafter.

The Paymaster Claims

     The Paymaster Claims are located in the Ramshorn Mining District in Madison County, Montana, approximately 15 miles southeast of Sheridan, Montana. The Ramshorn District is east of the Sheridan, South of the -Pony and on the north reach of the Alder District on the northeast flank of Copper Mountain. The original twelve contiguous claims contain the Paymaster and the Paymaster Heir portals, one on each end of an estimated at-least one-half mile long vein. The property lies at elevations between 7,000 and 7,400 feet above sea level and is accessible via an improved road near Bivens Creek.

     The area was heavily placer mined in the late 1800's and the Paymaster underground mine was opened in 1920 by the father of one of the current landowner-lessors. The mine was operated until. 1929, and was closed due to the market crash. Subsequent assessment work has maintained the two adits in satisfactory condition for federal and state inspectors to issue the current operating permit in August 1996.

     After sampling and assaying of the Paymaster and Paymaster Heir, the Company acquired twenty-six unpatented and three patented claims (the Geel Claims) adjacent to the original twelve unpatented Paymaster Claims. The entire group of claims is collectively referred to as the Paymaster Mine.

     The Company plans to open the upper portal (the Paymaster) and the lower portal (the Paymaster Heir) some 2,600 feet apart, and to drive a new adit at the Old Timers Pit, roughly halfway between, thus enabling the Company to operate on three levels from adits opening directly onto the access road.

     Based on historical data and subsequent works conducted by Dr. Robert
E. Cohenour, Consulting Geologist, the Company estimates that the Paymaster fault zone between the Paymaster adit and the Paymaster Heir adit contains a gold resource of 34,600 tons averaging .83 ounces of gold per ton. This resource is not based on drillings but rather on actual mining and assays at each end of the mineralized structure.

     Major mining companies have conducted drilling programs in the area, but because of the high-grade, narrow-vein structure, the area is not conducive to large scale open pit mining desired by the majors. Small underground mining techniques are required to economically exploit the extensive mineralization of the area.

     The sheared mineralized zone and adjacent marble bed has been traced by roadcuts, trenches, bull dozer cuts and mines for at least 4.5 miles over the Ramshorn Properties. The evidence of the continuance of the mineralized zone, can be seen as "blue talc" or gouge with veinlets of quartz, iron oxide and other materials. The zone varies from 40 to 70 feet in width.

     Most of the mineralized zone is covered with a mantle of overburden so that only a fractional part of the prospective body has been seen in the few cuts made in it over the years and numerous high grade "pocket" mines have been worked along the principal mineralized zone.

     At places where the sheared mineralized zone is exposed, there is abundant evidence of strong deformation and premineralization. Fractures and vugs in milky quartz and marble are filled with pyrite and galena, chalcopyrite and other copper materials. A reddish-brown and black coating formed from oxides of iron and manganese covers most of the rocks. Bluish-gray clay and micaceous, friable, schistose rocks surround the dense quartz and marble beds in the ore bearing zone. Native gold is found in vugs and vein filings. Silver lead sulfide blends are found at numerous localities in and near the principal shear zone. By crushing and panning quartzose mineralized rocks, free gold is readily obtained, demonstrating that the gold is widely disseminated throughout the rocks along the mineralized shear zone.

     The evidence at hand suggests that there exists a large quantity of millable ore along the Ramshorn sheared, mineralized zone under the Geel Claims extending for three miles.

     The Paymaster Mine is a unique mining opportunity ready for immediate production with permits issued and without significant development cost and time. The only development work will consist of driving a new adit to open a third level of operation, and this will be done several months after the start of production.

Geology

Ramshorn District History

     Gold was first discovered in the vicinity of the Ramshorn District along Alder Gulch near Virginia City in 1863. The placers first attracted feverish interest, but as they were worked upward toward the source of the precious metal, the nuggets and flour gold abruptly diminished in concentration at a point where the streams cross the Ramshorn mining properties and elsewhere on the higher slopes of the Tobacco Root Mountains. Attention was then focused on lode mining. Mining of placers and lodes in the local area flourished for about 30 years. There was a resurgence of interest between 1890 and 1900 which saw the reopening of many abandoned mines. The extent of the activity in the Ramshorn District is only suggested by the present remains of crude log cabins, dilapidated stamp mills, placer-mining ditches, caved-in shafts and tunnels and the stone masonry foundation of forgotten structures.

     It is important to consider the primitive conditions in existence in the area as well as the state of mining and ore dressing technology during the time the area was first exploited in order to appreciate the magnitude of the, remaining mineral resources there. The dense, hard, massive, mineralized igneous and metamorphic rocks had to be worked with great physical exertion, using "hand steel" and black powder. The miners labored in dank, virtually unventilated shafts with only wax candles to see by. The rock was bashed or blasted from the mine walls and hand-carried to the wheel barrows and ore buckets. The heavy ore was then pushed or pulled out to a primitive hoist or out on a dump, hand sorted, and put into horse-drawn wagons or on pack horses to be hauled to a stamp mill. Water wheels or steam engines drove the stamp mills and the recovery of small gold particles was undoubtedly inefficient.

     For these reasons, only the visibly high-trade veins could be worked at a profit. Where the gold, silver, and other metals were sparsely disseminated through the rock matrix, the miners passed them by in search of "glory holes", "pockets" and rich veins.

     Indeed, some of the apparently worthless material dumped outside shafts and tunnels of the old excavations on the Geel patented lode claim were assayed some 58 years later (Procter and Gwynn, 1948, p.5) and found to contain values in gold and silver up to $31.50 per ton with gold at about $30/oz. Present day mining and milling techniques make it possible to extract considerable profit from low concentrations of precious metals which were in past times uneconomical.

     In 1923, the large placer operations in the area were virtually discontinued and the huge dredges used on Alder Gulch were dismantled and taken away. There was sporadic activity in the mines and placers during the 1930's and again after World War II, but nothing has transpired in the area which equaled the "Gold Rush" days of the latter part of the 19th century.

General

     In 1896, Peal, A.C., a geologist with the U.S. Geologic Survey, gave the name "Cherry Creek" to a series of metamorphosed sediments exposed over a fifty square mile area in the vicinity of Virginia City, Montana. (reference U.S. Geological Survey Geology Atlas, Three Forks folio No. 24,
1986). He considered these rocks to be of Algonkian (late Proterozoic) age. He considered the Cherry Creek series to be younger than the Pony Series, although no evidence of an unconformity has been found, and older than the Belt series. These three units make up the sedimentary metamorphic rocks of the Tobacco Root Mountains that were in place prior to the period of regional uplift and igneous intrusion although some igneous activity may have occurred during the sedimentary period of formation of these units. The Cherry Creek unit or series has an estimated 8,000 ft. vertical section of metamorphosed sediments consisting of quartz-feldspar gneiss, hornblende-biotite schist.

     On the southern flank of the Tobacco Root range the Cherry Creek rocks occupy a broad structural trough or synclinorium infolded in the Pony gneiss. Within the broad trough, the Cherry Creek rocks are highly contorted into overturned folds with regional westward dipping limbs. The constancy of westward dips between Virginia City and Sheridan gives a deceptive conception of the thickness of the Cherry Creek group for instead of one great westward dipping series, the formations are repeated again and again by folding. The pitch of the axis of the folds has been found to vary by local area.

     The Cherry Creek series has been highly folded and intensely metamorphosed during the major period of the Rocky Mountain uplift which included the intrusion of the Tobacco Root Batholith during the late Cretaceous period. The Montana State Bureau of Mines in Memoir No. 9, dated June, 1933 (A Geological Reconnaissance of the Tobacco Root Mountains, Madison County, Montana) speculated that sub-surface connections from this major Batholith, which has more than one hundred square miles of surface exposure in the central portion of the Tobacco Root Mountains, were found southwest of Virginia City near the Easton Mine. Quartz bodies occur abundantly as irregular masses, pipes or chimneys, and veins. These quartz bodies have been noted to increase in number nearer the Batholith.

     Small diabase dikes are numerous and may be found cutting the schists and gneisses in almost any locality in the Cherry Creek formation. State Bureau of Mines geologists have speculated that these dikes may be related to the basalt flows that currently cover an area of more than fifty square miles just east of Virginia City. (it may be important to note that many major silver deposits are related to diabase formations, which are related to the surface flows of basalt rock). The basalt volcanic rocks once covered the area an estimated one thousand feet in thickness. Although eroded from the area west of Virginia City a small patch of basalt still exists on Williams Gulch. These very young rocks are considered to have been extruded in Paleocene time.

Ramshorn Geologic Investigations

     Geological investigations around the Ramshorn properties have been directed toward examining broad, generalized geological features or reporting of localized mineral studies on mining properties.

     Tansley, Shafer, and Hart (1933) compiled a useful tabulation of mining activities in the general area and placed them in perspective with existing geological knowledge of that time.

     The most recent study in the area of the Ramshorn Mining District and extending northwestward across a portion of the metamorphic sequence east of Sheridan was published by Burger. Burger (1967, p. 4) observed that the distinctive mineral assemblages on either side, mapped over long traverses, "retain consistent and predictable relations with the continuous marble bed [s] throughout the area and are believed to represent original sedimentary or igneous sequences."

     The metamorphic sequence of the Ramshorn district is considered to be Precambrian age and the stratigraphic equivalent of the Cherry Creek (pre-Beltian) as defined by Peale (1896, p. 2) and portions of the Pony metamorphic rocks as descried by Tansley and Shafer (1933, p. 8). By inference from a few absolute age determinations in the area, Burger (1967, p. 16) concluded that the Cherry Creek rocks were probably deformed and metamorphosed during a single orogenic period which occurred approximately
1.6 - 1.7 billion years ago.

     The intensity of the deformation is profound. The beds have been so greatly disturbed from the original configuration that in some areas their stratigraphic and structural complexity defies precise description. Burger (1967, p. 11-12) proposed an interesting model for arriving at an interpretation of the folding of the local Cherry Creek sequences, but added, "These folds are termed antiforms and snyforms instead of anticlines and synclines because no evidence is available to show which are the youngest beds."

     The metamorphic rocks lie at the surface in the Ramshorn District. No Paleozoic rocks are found locally, but they are present on the north side of the Tobacco Root Mountains. The metamorphic rocks were intruded in late Cretaceous-early Tertiary time by the Tobacco Root Batholith and by localized stocks of probable Tertiary age. Tertiary basin deposits cover the basin-ward margins of. the metamorphic rocks and Pleistocene glacial deposits and recent alluvium are present in stream and river valley deposits. A thin mantle of soil, "bogs", and hillside "float" obscure the surface exposures over much of the Ramshorn District.

     Burger (1967, p. 16) observed that the regional joint patterns parallel each other and trend north 30 degrees - 35 degrees east, whereas the Tobacco Root Batholith joint system has a north 35 degrees - 45 degrees west trend. He concluded that "the joint and fracture patterns are (1) in the metamorphic rocks primarily due to Precambrian stresses, and (2) these joints were reactivated by Laramide stresses and possibly controlled by the shape of the Tobacco Root Batholith.

"The direction and density of the joint and fracture patterns in the Ramshorn District are of particular importance because they provided the avenues for the mineralizing fluids moving out of the Batholith stocks as well as provided space for vein and fissure filing with metallic ores.

     The fracturing, shearing and chemical alteration of the host rock along and into the marble beds is an important prospecting and mining factor. Burger's maps (his plates 1 and 2) clearly demonstrate the relationship between the marble beds and the mineralized zones worked in the area in mines. He concluded that the ore deposits of the area "are by metasomatic replacement of gneiss and marble country rock. The deposits associated with the fissure veins are mainly within marble gneiss. Almost every fissure vein parallels regional fracture systems; most follow a north 30 degrees - 40 degrees northwest fracture system, Metasomatic replacement deposits are almost confined to marble beds. Replacement is localized along fractures cutting across marble beds; along marble - gneiss contacts, especially where these contacts parallel a fracture system; and along shear zones parallel to foliation, most likely developed by shearing related to intrusion."

     Burger also concluded that the Tobacco Root Batholith was intruded about 66 million years ago. "After this episode of intrusion and fracturing, quartz monzonite and quartz monzonite prophyry stocks were intruded. These were controlled by fracturing and foliation trends in the country rock. The Tertiary intrusions were accompanied by widespread ore mineralization."

     The mineralization on the Betsy Baker Lode claim along the Ramshorn Properties, according to Tansley, Shafer, and Hart (1933, p. 45), is along bedding planes which strike N. 10' E and dip W 450. It is in a sheared calcareous zone. Another vein with an East-West strike, dipping south 700 on the north end of the claim was exposed in three cross-cut adits and was being worked by miners at the time of their report (1933).

     The principal shipping ores were reportedly auriferous pyrite with galena and silver minerals in quartz.

Paymaster Claims Group Site Specific Geology

     The host rock, in which the previously mined ore bodies located within the mineral property are found, is a paragneissis meaning a rock containing the minerals derived from igneous rocks formed from sedimentary formations that has been exposed to metamorphic actions. Through heat and the pressures of folding actions the rock crystals are arranged in a subparallel fashion. Rough foliation is evident in the rocks meaning minerals of a like kind tend to band together resembling bedding, but isn't. It is the result of shearing from folding pressures. The rock also tends to split along the parallel foliation structure.

     The regional geology map prepared by the Montana State Bureau of Mines shows a major fold axis cutting through the property (The Geel Claims) west of the Paymaster vein. The fold is either a syncline or an over turned anticline, oriented approximately northeasterly.

     Site specific geologic evaluations in part conform to the regional structural orientation. A line drawn between the Paymaster mine and the last excavation trench, which are approximately three miles apart, shows regional structure is a near perfect fit. The tip and the strike of the structure in both excavations conforms with the location of regional structural fold.

     Ores may be from a different origin than the ores that are found in the Paymaster mines which are principally gold ores. Although the same origin but changed mineralization could be explained by hypogene succession, zonal distribution or arrangement of ore minerals outward from the intrusive origin due to lower temperature deposition. Because of the short distance involved and the major change in both controlling structural features and ore content it is believed that the ore in the Silver Crown property came from a different source or a younger successive phase from the same source than the ores of the Paymaster mine. Understanding the origins and controlling structure influencing the deposition of the ores of these mines is very important. Our efforts will be to find extensions and additional ore bodies of these mines. The prior mining activity on the Paymaster Claims properties has just scratched the surface of the potential for major ore bodies. A correct prognosis of the location of additional ore should lead to some very profitable mines.

     Because of the predominance of quartz veins on and about the property and the amount of quartz associated with the ore mined to date it is strongly suggestive that the ore bodies are associated with a fissure vein system of igneous origin most likely extrusions from the Tobacco Root Batholith. The ores bodies in the Paymaster and the mines are very likely connected by the same dilation vein system. Each mine has ore bodies that have the same dip and strike and are in alignment on strike although three miles apart. The controlling depositional feature is the weak flotation planes created by the folding and metamorphism of the Cherry Creek sediments. The intersection of the metalliferous, quartz intrusive at depth with the weakened structural plane in the Cherry Creek sediments likely established the dilation vein system at this location. Because folding of the Cherry Creek sediments occurred prior to the extrusion of the metalliferous quartz from the Tobacco Root Batholith the current location of dilated ore bodies should have downward extension to the contact of the sediments with the igneous body. The Montana Bureau of Mines and Geology field mapping in this area estimated the Cherry Creek sediments to extend in excess of 4000 feet in depth. Other folded metamorphic sediments such as found at the Homestake Mine at Lead, South Dakota have been mined to depths exceeding 8000 feet. The eastward and westward extension of the current three mile long known mineralization structure is open.

     Let us consider a geologic premise advanced by Mr. Clyde Boyer, a Geologist who did extensive mapping in the area in 1982. Mr. Boyer believes additional structural features of folding will add to the probability of finding more extensive mineralization as mine development advances at depth. He reasons that tension cracks around the axis of the folded sediment and the increased shear between beds on the axis will create open areas and planes of greater weakness for mineralization fluids to have filled. Dr. Alan M. Bateman, Professor of Geology at Yale University in his text "The Formation of Mineral Deposits", 1951 described saddle reef deposits such as those at Bendgo, Australia that have yielded over $300,000,000 with gold at $35/oz. as being openings that formed on the axis of a fold much like a saddle. He illustrated by taking a stack of paper holding them tightly on the ends then folding the stack. Openings would form between sheets of paper at the crest of the fold. These three possibilities are advanced as to why the author expects to find substantially more ore nearer the fold axis which occurs at depth and to the West of the Paymaster mine.

     Earlier work in the Ramshorn district was accomplished by Tamsley, Shofu and Halt (1933) who complied a mining activities tabulation and placed them in perspective with existing geologic knowledge. Berger (1967) developed detailed mineralogy and lithology descriptions as did Corda a few years later. Practor and Gwynn (1948) tabulated the assays along the mineralized zone of the Ramshorn.

Mine Development

Paymaster Mine Development

     The initial mine development method employed at the Paymaster Heir Portal will be Load-Haul-Dump trackless drifting on the Paymaster vein. Initial drift development is estimated to be 500 feet from portal. Based on projections of old near surface workings above the elevation of this portal two (2) mineralized ore shoots should be intercepted in the drift-on-vein. The first intercept will be the Paymaster Heir ore shoot and the second the Old Timer ore shoot. The second phase of development would be at the already opened Paymaster Portal.

     The Paymaster Heir portal drift will be driven in the hanging wall adjacent to and parallel to the Paymaster vein. The Paymaster vein will be on the east wall of the drift. Therefore, as the drift is driven through the ore shoot mineralized areas the ore in the wall will be mined through secondary slabbing to reduce dilution of ore grade.

     Stope development will progress after the drift has passed through an ore shoot delineating the width and thickness of mineralization. A raise will be driven on the hanging wall side of the vein through the near center of the ore shoot to break out either at surface or in the old workings. The ore in the vein exposed by the raise will be mined separately with each lift.

     Open stoping will be employed fanning out laterally from the raise both directions on vein from the raise to the width extent of the stope. Where the fan angle or the vein dip becomes too shallow for the ore to gravity feed, a slusher will be utilized to move the ore to the ore pass. The minimum mining width will be 3 ft.

     A crown pillar will be left above the haulage drift until all ore is mined out at further depth at this mine level. Then the crown pillars will be extracted as the miners retreat from the mine leaving no ore above this level.

     Ventilation is required to remove LHD exhaust, blasting fumes, and dust. Until a natural air circulation circuit is developed by a raise break through to surface, vent tubing will be necessary for both drifting and raise development. Fresh air requirements will be met both during development and in production phases of mining by a fan located outside the portal.

     Mine water will be collected in the haulage drift and channeled via ditch to the portal. The haulage drift will be driven up-grade from the portal. All waters from the mine will be held in a sediment tank long enough for all sediments to settle out. All mine water will be reticulated.

     Because of the shallow dip of the seam, 40"-600, jackleg drilling will be employed in all development and mining areas including drifts, raises, and stopes. All blasting will be with electric cap, booster, and ANFO. No stick powder will be used.

     Hanging Wall rock is relatively soft yet structurally competent. A 1
7/8 inch drill hole 6 ft. deep has been drilled on a regular basis in 2 minutes. A 13 hole drift round for a 5 x 7 face has been drilled in 30 minutes. A six foot round will pull five feet in a blast. Within 500 ft of the portal a half mile yard bucket LHD can remove a drift round in three hours or less. Therefore, two drift rounds can be drilled, shot and removed in a single shift. Thus, ten feet of advance is projected per shift.

     Raise sets are five (5) feet but support construction will limit the raise advance to a single round per shift. Rounds will be drilled with two
(2) ft. hole centers in the hanging wall rock, which, due to its broken soft in-place nature, will pull with the hanging wall blast. The raise manway will be a minimum face dimension of 4 x 4 ft. and will extend to above workings.

     Thin vein stope mining, difficult but achievable, will be employed. Drilling in the soft, broken vein material will be slow but few drill holes per 6' x 12' x 2' round blast will be needed. Two stope miners will produce only 22 tons per shift which includes: pulling ore from prior work day's blast, cleaning a working face, drilling and loading, and blasting. While one man in the crew is pulling ore the other can be transporting the ore to an ore pass or out of the mine to a loading bin. When the open stope is clean of broken rock each miner will work his stope face constructing his working support and protection above his working place. He will drill his face, but both miners will work together to load and prepare for blasting at both stope faces. No wall rock will be pulled intentionally unless the vein narrows to less than two (2) feet in thickness. Methods to prevent dilution of ore will be aggressively employed at the expense of increased production.

     Mine planning for development and production will be near term and long term goal oriented. The Paymaster vein at current development status was the least cost to develop to initiate production in known ore shoot areas (projected from above workings to the Paymaster Heir mine level). Beyond the Paymaster Heir and Old Timer shoots a drift to intercept the next known ore shoot, the Paymaster, on the Paymaster Heir portal level is 1,000 ft. To initiate early production at the least time and cost for development the development equipment utilized on the lower level will be moved to the Paymaster portal approximately 400' vertically above and 2,000' north on the same Paymaster seam.

     The Paymaster ore shoot that was projected by Dr. Cohenoer near the end of the Paymaster adit will be developed in the aforementioned manner as will the Old Timers drift-on-vein as mining progresses.

Diatomite Property

     In August 1999, the Company entered into an agreement with American Diatomite, L.L.C., an Idaho limited liability company ("American") wherein the Company acquired a 50% interest in and to one property consisting of 42 unpatented mining claims located in Gooding County, Idaho which the Company believes contain diatomite.

     Diatomite is a sedimentary rock composed of the microscopic skeletons or frustules of single-celled, mainly planktonic aquatic plants (diatoms). A cubic inch of relatively pure diatomite can contain over 40 million frustules. The frustules which consist of opaline hydrous silica are complexly perforated and exhibit ribs, spines and bristles. Some species exhibiting bilateral symmetry resemble boats, feathers, ladders, and needles whereas other species with radial symmetry resemble wheels, discs, and golf balls. The combined area of holes in the frustules ranges from 10 to 30% of the total area. Diatomaceous rocks may consist almost exclusively of diatoms or the diatoms may be mixed with varying amounts of clay, silt, volcanic ash or other impurities (Bates 1969; Durham, 1973)

     When pure, diatomite is light-colored, soft, very porous and extremely light-weight. Generally, diatomite is white or nearly white and has an apparent hardness of 1.5 although the opaline silica comprising the diatom skeletons has a hardness ranging from 4 to 6. Porosity may be 75% or more and diatomite powder can absorb 1.5 to 3 times its weight of water. Dry blocks of crude diatomite have an apparent density ranging from 20 to 40 pounds per cubic foot and diatomite powder packs so loosely that the apparent density is as low as 10 pounds per cubic foot (Durham, 1973; Bates, (1969).

     Diatomite possess a number of characteristics which are utilized in many industrial applications. It is insoluble in most chemical reagents (inert), moderately refractory with a softening point of 1400 degrees to 1600 degrees Centigrade, and an abrasive due to the thin-walled cellular structure which collapses under pressure. Diatomite also has a low thermal conductivity and an enormous specific area. Less than half-pound of diatomite has a surface area 45,000 feet (about equal to the area of a football field).

Uses

     Powdered diatomite is used as a filter aid, filler, heat insulator, abrasive, and absorbent. The major use of diatomite powders produced in the U.S. is as filter aids which account for about 67% of U.S. production. The second largest use of diatomite powders, accounting for about 20% of U.S. production, is for fillers. Most of the filler market for diatomite is as a functional filler in which diatomite imparts, a desired effect to the product rather than as a mineral filler in which diatomite simply replaces a more expensive component in the formulation of the product. Other uses account for the remaining 13% of U.S. diatomite production (Pettifer 1982; Kadey, 1975). Uses of diatomite are tabulated in Table 1.

Geology

     Both fresh-water and marine diatoms exist. Marine diatoms first appear in a Mesozoic rocks but did not become numerous until the Late Cretaceous (Durham, 1973; Pettifer, 1982). The lack of older diatomaceous rocks may in part be due to the conversion of the opaline silica in diatoms skeletons to other forms of silica (Ernst and Calvert, 1969). Most of the known thick accumulations of marine diatomite are middle Tertiary or younger. Non-marine diatoms first occur in late Eocene rocks, but most non-marine diatomites are late Tertiary or Quaternary (Durham, 1973). Some 12,000 to 16,000 species of diatoms have been recognized. They provide food for other aquatic organisms and control the geochemical balance of silica in ocean and lake waters (Kadey, 1975).

     The main environmental conditions necessary for diatom development are: (1) large, shallow (less than 120 feet deep) basins, (2) an abundant supply of soluble silica, (3) an abundant supply of nutrients, and (4) the absence Of growth-inhibiting soluble salts in the water (Kadey, 1975). In shallow lakes, sunlight penetration is sufficient for both floating and bottom- dwelling diatoms to proliferate. Evidence exists that the accumulation of thick marine diatomite is aided when the rate of deposition and the rate of downwarping in the basin are in equilibrium and a fairly shallow water environment is maintained allowing proliferation of bottom-dwelling diatoms. A worldwide correlation exists between the occurrence of thick diatomite accumulations and nearby contemporaneous deposits of volcanic ash; therefore, it appears that the higher than normal silica concentrations in water, a prerequesite for diatomite development, are largely supplied by volcanism. Generally, sea water and most lake waters do not contain soluble salts which inhibit diatom growth except in cases where the rate of evaporation exceeds the rate of inflow during long period of the year.

     In addition to an environment favorable for diatom growth, formation of commercial diatomite deposits requires that the supply of commercial diatomite deposits requires the that the supply of clastic sediments is minimal for a considerable period of time. The presence of a significant amount of clastic sediment renders a diatomite commercially useless (Kadey, 1975).

     Durham (1973) classifies economic diatomite deposits into three categories: (1) marine rocks which accumulated near continental margins,
(2) non-marine rocks that were deposited in lakes or marshes, and (3) sediments in modern lakes, marshes, and bogs. The large Miocene-Pliocene marine diatomite deposits near Lompoc, California are typical of the first category. Diatcmaceous sediments commonly found in Tertiary and Quaternary lake basins in Oregon, Washington, Idaho, Nevada and Eastern California are representative of the second group of diatomite deposits. At present, there are no producing deposits in the third category, but bog and lake bottom deposits near Pensacola and in central Florida have received exploratory attention in the past (Kadey, 1975).

Production

     World diatomite production in 1987 was over 1.5 million short tons. The United States, the largest producing country, accounted for 40% of world production. Combined diatomite production from the U.S.S.R. and Romania accounts for about 18% of world production. Other major producing countries are Japan (314,0OO short, tons) and France (239,000 short tons). Brazil probably is also an important producer, but accurate production statistics are not available (Pettifer, 1982).

     Mining                   10%
     Processing               60%
     Packing and Shipping     30%

     The two most significant cost factors are energy and transportation. Crude diatomite contains 20 to 40 percent moisture which must be removed by drying. Additional energy is used to produce calcined diatomites which are required for some uses (Coombs, 1983). Freight charges are high because of the low bulk density of processed diatomite (Kadey, 1975).

     Due to the high moisture content of crude diatomite and processing losses, it is desirable to locate the mill as close as possible to the mine (Kadey, 1975). Most U.S. processing plants are within 20 miles or less of the mine.

     Diatomites which can be used as filter aids command the highest market prices. The economic viability of a potential diatomite deposit is severely impacted if the crude ore cannot be processed into a single, if not a range, of filter aid products (Kadey, 1975).

Processing and Grading

     The large number of uses for diatomite powders require dozens of different grades which are produced by a variety of techniques including:
(1) utilizing crude material from different beds or quarries in variable proportions, (2) crushing and size classification, (3) calcination or heating Of the powder to incipient fusion either with or without a flux (usually soda ash) to adjust the particle size distribution, (4) additional mining and classification, and (5) blending of two or more grades. The physical and chemical characteristics of each grade of diatomite powder are kept within very close tolerances.

     The successful marketing of diatomite powders is largely dependant upon the ability of the producer to furnish reliable technical advice and service to the consumer. Grades are often custom formulated to solve a specific production problem for the consumer; therefore, many processed grades exist which are designed for numerous uses. The main attributes of a particular diatomite depend on the type, size, species, structure, and shape of the diatoms themselves, and care is taken during milling and processing to preserve the original structure and shape of the skeletons. In the following paragraphs desirable characteristics of different grades of diatomite, including examples of specifications, are discussed for the major use categories in order to provide the reader with an idea of the general requirements a commercially useful diatomite must meet.

     Grades produced for filtration are numerous with one company alone producing 12 different products for use as filter aids (Benton, 1983). Principal characteristics affecting the use of a particular diatomite as a filter aid include diatom skeletal constitution and structure, density, and soluble impurities. The space between diatom particles as well as the arrangement of interstices and chambers within the skeleton determine the effectiveness of the diatomite in trapping impurities. As filtration aids, diatomites composed of a multi-species assemblage seem to provide the best flow rate to clarity relationship, however single species diatomites sometimes possess merits for certain applications requiring a fast flow rate. Generally, filter aid diatomites must have a low density and low concentration of soluble impurities, particularly those used in food processing.

     Diatomite grades produced for filler applications include 11 natural, 6 calcined, and 17 flux calcined products (Benton, 1983). The principal characteristics affecting the use of a particular diatomite as a filler include diatom structure, particle size, brightness, pH, refractive index, and chemical stability. Many of these factors are determined by the nature of the source diatomite and can be controlled by mixing diatomites from several sources. Other factors such as particle size are controlled by milling and processing.

     Diatomite is useful as a mild abrasive since the hardness of a diatom is sufficient to abrade metal surfaces. In addition, the small particle size coupled with the friability of the delicate skeleton result in a polishing rather than a scratching affect. Natural milled diatomite is incorporated into silver polishes whereas flux-calcined diatomite powders are used in automobile polishes. Flux calcination increases the particle size which produces the more abrasive effect required in automobile polishes.

     Other applications of diatomite usually are based on a key property in combination with several other properties. For example, the large surface area and low bulking value of diatomite powders give them an ability to absorb up to 3 times their weight in water; thus, they make ideal industrial absorbents and liquid carriers. The large surface area of a high quality diatomite powder coupled with its exceptionally high silica content (up to 94% make it a particularly reactive source of silica for the manufacture of lime-silicate insulations and calcium-silicate powders. Due to the high silica content, diatomite powders are inert to most chemical reactions and have a high softening point (about 2,600 degrees Fahrenheit), two properties which are responsible for the use of diatomite powders as catalyst carriers and in insulation. The latter two properties coupled with diatom structure and high absorption capabilities of high quality diatomite powders make them useful as a support in chromatographic reactions.

Specifications and Testing

     A number of standard tests are used to measure the ability of a specific grade of diatomite powder to perform certain functions. Filter aids must produce a specified degree of clarity at a reasonable flow rate, possess a specified wet density, and contain a specified particle size distribution. Filter aids used in food processing must also meet pH and resistivity requirements as well as specified trace element limits using Food Codex analytical methods. Specifications on for fillers may include precise particle size limits, brightness as reflected in a TAPP or General Electric brightness test, fineness based on a Hegman reading, and abrasion as measured by the Valley Iron Method. A number of other specifications and tests for diatomite products are agreed upon between the producer and consumer; therefore, they are proprietary.

The Clove Creek Diomaties

Location and Development

     The Clover Creek diatomites are located in Township 3 South and Township 4 South., Ranges 13 and 14 East, in Gooding County, south-central Idaho. The area is about 80 miles east-southeast of Boise. The diatomites crop out along the southern and southwestern boundaries of the Gooding and City of Rocks WSAs located in the Mt. Bennett Hills. The diatomites are in the Bennett Hills Resource Area of the Shoshone Bureau of Land Management district.

     The area underlain by the diatomites is accessible from the towns of Bliss, approximately 15 miles south-southwest by road, and Gooding, about 16 miles south-southeast by road. In both cases most of the distance is over unimproved roads. The Union Pacific railroad passes through both Bliss and Gooding. Interstate Highway 84 is accessible at Bliss.

     The potential for the development of geothermal energy in the vicinity of the Clover Creek area is good. Thermal wells and springs are common along the margins of the Mt. Bennett Hills. High heat flows and geothermal gradients are also present in the region. The southern margins of the Gooding and City of Rocks WSAs have definite potential for the development of low to moderate temperature geothermal resources and may have potential for the development of high temperature geothermal (Ferrette et al. 1983).

Regional Geological Setting

     The Clover Creek area is underlain by the Idavada Volcanics and the Banbury Basalt. In nearby areas the Idavada Volcanics unconformably overlie the Challis Volcanics and the plutonic rocks of the Idaho batholith. The Idavada Group consists of about 1,500 feet of dacitic, latitic and rhyolitic ignimbrite, basalt and arkosic gravel. The Idavada is divided into six lenticular formations: (1) the Gwin Spring Formation, (2) the Hash Spring Formation, (3) the Fir Grove Tuff, (4) the McHan Basalt,
(5) the City of Rocks Tuff, and (6) the Burnt Willow Basalt. Paleontologic and stratigraphic evidence indicate that the Idavada Volcanics are early Pliocene in age. The Idavada Volcanics were deposited in the latter stages of silicic caldera volcanism which characterized early development of the Snake River Plain. Thereafter, basaltic veicanism became dominant beginning in the middle Pliocene with deposition of the overlying Banbury Basalt.

     The Banbury Basalt is the youngest member of the Idaho Group which unconformably overlies the Idavada Volcanics. The Banbury consists of a sequence of lava flows locally interbedded with stream and lake sediments. The unit ranges from 630 to 1,000 feet in thickness and is middle Pliocene in age. The flows are composed of olivine basalt and less porphyritic, plagioclase-olivine. Individual flows have a columnar and vesicular texture and are 15 to 50 feet thick. Stream and lake sediments were deposited during periods between volcanic episodes. Stream sediments largely consist of brown sand and pebble gravel in lenticular channel deposits whereas lake sediments principally consist of silt, clay and diatomite. The diatomites in the Clover Creek area are within lake sediments the Banbury Basalt.

     Structurally, the Clover Creek area is on the northern edge of the Snake River Plain in an area where the Cenozoic volcanic rocks overlap the Idaho batholith. The area is a complexly-faulted, southeasterly dipping horst bounded by the Camas Prairie graben on the north and the Snake River Plain downwarp to the south. Gravity data and regional geologic studies indicate an east-west trending zone of high angle faulting. To the north, extensive normal block (basin-and-range) faulting began about 17 million years ago and ceased about two million years ago. South of the Clover Creak area subsidence of the Snake River

Plain began about 15 million years ago. The predominant structural features in the Clover Creek region are steeply dipping, dip-slip, normal faults. These fall into two roughly conjugate sets trending N40-70W and N70-90W. The faults dip steeply 75 degrees to 90 degrees. The northwest trending faults have the greater displacement. The normal faulting was active throughout Cenozoic time and greatly influenced the distribution of the volcanic units.

Diatomite Occurrences and Sampling

In the Clover Creek area, diatomaceous lacustrine sedimentary rocks are discontinuously interbedded with basalts. The sedimentary rocks crop out along the valley slopes within a 10 square mile area in Ts.3 and 4S., R.s.13 and 14E. The lake sediments range from 0 to 400 feet in thickness. Thin beds or lenses, up to 3 feet thick, of clay and volcanic ash are interbedded with the diatomites. The diatomites also locally contain variable amounts of intermixed clay, volcanic ash and carbonates.

     In order to assess the potential commercial utility of the Clover Creek diatomites, 37 samples were collected for preliminary testing. Whenever possible the samples were taken from channels cut into diatomite outcrops, but due to the lack of good outcrops fifteen samples were from more highly weathered material. Thirty-two of the diatomite samples were sent to Johns-Mansville Research and Development Center in Denver, Colorado for the following tests:

     1. Microscopic Examination. Evaluation of a representative. dried sample using a high magnification microscope shows identifiable diatom structure. The variety and type of species (or genus) of diatoms are noted and compared with examples in standard reference books. The presence and approximate percentage of contaminating materials are also noted.

     2. Ignition Test. A representative piece of the crude diatomite is evaluated for visual color and block consolidation. The moisture content, consisting of water and trace amounts of organic is obtained by measuring the difference in the weight of the original sample and its weight after drying at 110 degrees Centigrade (dry basis). The dried sample is then heated to 1000 degrees Centigrade and again weighed. The resulting weight loss from a dry basis represents the ignition loss. The color and consolidation of the ignited sample is also noted.

Discussion of Test Results

     The 32 samples of crude diatomite submitted for testing were of variable quality. All of the samples had good colors and consisted of a mixture of fresh water diatoms, primarily actinoptychus, melosira, epithemia, and novicula.

     Eleven of the diatomite samples exhibited good qualities based on the preliminary tests. Five of these samples are from a dozer cut in the valley side in the southeast quarter of Sec. 34, T3S, R13E and four samples are from the Chalk Mine (northwest quarter of Sec. 12, T4S, R13E, Figs. 3 and
5), another dozer cut into the valley side. All nine samples consist of channel samples cut in relatively unweathered diatomite. The other two good samples were taken in the central portion of Sec. 2, T4S, R13E. Both of these samples are from moderately weathered diatomite outcrops.

     The diatomite samples which exhibited good quality were collected from three different areas approximately equally spaced over a distance of more than two miles along the southwestern facing slopes of Clover Creek valley. The spacing between the three sample areas suggests that good quality diatomites may be continuous over fairly large areas and not restricted to local, isolated occurrences.

     Most of the 21 lower quality diatomite samples were contaminated by higher than normal levels of carbonates, clay, or iron. The areas from which these samples were collected require further sampling to evaluate the commercial quality of the diatomites, due to two factors:

1. Some of the contamination may be restricted in extent. For example, certain samples, were from an outcrop of diatomite which contained a small recemented fragmental breccia; thus, the carbonate contamination may be limited to the brecciated diatomite.
2. Some of the samples, were from highly weathered exposures which probably represent Zone C in the soil profile rather than true outcrop.
3. Two samples show a low diatom content, were collected from colluvium. Consequently, their low quality is not surprising.

     It is encouraging that all samples from the less-weathered diatomite exposures with the exception of five samples contained good quality diatomite. As discussed above, the contamination in three samples may be very local in extent.

Markets

     Most of the domestic markets for diatomite are in the eastern United States, but several nearby Idaho food processors use diatomite filter aids. Known consumers of diatomite located in nearby areas in Idaho are the Amalgamated Sugar Company and the Payette Cider Company.

     The Amalgamated Sugar Company has sugar beet refining plants at Nampa, Paul and Twin Falls. The company uses-several grades of diatomite filter aids in a multi-stage filtering process to produce a sanitary, bacteria-free sugar beet syrup. The three plants use a total of about 1,200 tons of diatomite annually. Amalgamated buys much of its diatomite from Eagle-Picher Industries at Lovelock, Nevada at a cost of $200 per short ton including freight.

     The Payette Cider Company at Fruitland uses three grades of diatomite filter aids in a three-stage filtering process for apple cider. Payette Cider was not able to provide annual diatomite consumption figures. The company obtains the diatomite from Eagle-Picher in Lovelock at an average price of $200 per short ton including freight.

Year 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Since the Company has yet to acquire any technology in support of its services, the planned acquisitions will most likely involve hardware and software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant hardware and software suppliers, the Company intends to determine the extent to which the Company's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Company's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000 compliance issues prior to the Company acquiring the product. The Company anticipates that this will be an ongoing process relative to computer products manufactured prior to January 1, 2000. There can be no assurances that the systems of suppliers or other companies on which the Company may rely on will be Year 2000 compliant. Additionally there can be no assurances that all computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The Company believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control.

RISK FACTORS

     1. Exploration Stage Mining Company with No Current History of Operations. While the Company was organized in 1957, it has no significant operations in a number of years. As such, the Company is considered to be in its exploration stage and subject to all the risks inherent in a new business enterprise. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business, and the competitive and regulatory environment in which the Company will operate. See "Business."

     2. No Commercially Mineable Ore Body. No commercially mineable ore body has been delineated on the properties, nor have any reserves been identified. See "Business."

     3. Risks Inherent in the Mining Industry. The Company is subject to all of the risks inherent in the mining industry including, without limitation, the following: competition from a large number of companies, many of which are significantly larger than the Company, in the acquisition, exploration, and development of mining properties; the concession holder must pay fees and perform labor on the concessions to maintain the concessions title; exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore; operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls; a large number of factors beyond the control of the Company, including fluctuations in metal prices, inflation, and other economic conditions, will affect the economic feasibility of mining; mining activities are subject to substantial operating hazards some of which are not insurable or may not be insured due to economic considerations; and, the availability of water, which is essential to milling operations.

     4. Nature of the Industry. Exploration, development and mining of mineral properties is highly speculative and involves unique and greater risks than are generally associated with other businesses. The Company's operations will be subject to all the operating hazards and risks normally incident to the exploration, development and mining of mineral properties, including risks enumerated above and below.

     5. Fluctuating Price for Metals. The Company's operations will be greatly influenced by the prices of silver, copper, lead, zinc and other metals. These prices fluctuate widely and are affected by numerous factors beyond the Company's control, including expectations for inflation, the strength of the United States dollar, global and regional demand and political and economic conditions and production costs in major metal producing regions of the world.

     6. Mining Claims. The Company holds mining claims which require work and financial expenditures to retain their validity. See "Business."

     7. Environmental Controls. Compliance with statutory environmental quality requirements may necessitate significant capital outlays, may materially affect the earning power of the Company, or may cause material changes in the Company's intended activities. No assurance can be given that environmental standards imposed by either federal or state governments will not be changed or become more stringent, thereby possibly materially adversely affecting the proposed activities of the Company.

     8. Governmental Regulation and Environmental Controls. The Company's activities are subject to federal regulations controlling not only the exploration for and development of mineral properties, but also the possible effect of such activities upon the environment. In its mining operations, the Company will use certain equipment which will subject the Company to safety and health regulations. While the Company intends to act in compliance with all such regulations, any adverse ruling under any regulations, any imposition of a fine, or any imposition of more stringent regulations could require the Company to make additional capital expenditures that could impair its operations.

     9. Availability of Water Shortages of Supplies and Materials. Water is essential in all phases of the exploration and development of mineral properties. It is used in such processes as exploration, drilling, leaching, placer mining, dredging, testing, and hydraulic mining. Any water that may be found will be subject to acquisition pursuant to appropriate governing laws. The Company has definitely not determined the availability of water, except to note that adequate water supplies are generally developed by drilling, but has not determined the cost of acquisition. Both the lack of available water and the cost of acquisition may make an otherwise viable project economically impossible to complete. The mineral industry has experienced from time to time shortages of certain supplies and materials necessary in the exploration for and evaluation of mineral deposits. The prices at which such supplies and materials are available have also greatly increased. There is a possibility that planned operations may be subject to delays due to such shortages and that further price escalations will increase the costs of the Company.

     10. Uninsured Risks. The Company may not be insured against all losses or liabilities which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

     11. Need for Subsequent Funding. The Company has an immediate need for additional funds in order to finance its proposed business operations. The Company's continued operations therefore will depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities.

     12. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors who will exercise control over the day to day affairs of the Company. See "Business" and "Management."

     13. Issuance of Additional Shares. Approximately 84,017,684 shares of Common Stock or 84.02% of the 100,000,000 authorized shares of Common Stock of the Company will remain unissued even if all shares offered hereby are sold. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. The Company may also issue additional shares of Common Stock pursuant to a plan and agreement of merger with a private corporation. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company following the offering, from its authorized but unissued shares, would have the effect of further diluting the interest of investors in this offering. See "Description of Securities
- Shares Eligible for Future Sale."

     14. Non-Arms's Length Transaction. The number of shares of Common Stock issued to present shareholders of the Company for cash was arbitrarily determined and may not be considered the product of arm's length transactions. See "Principal Shareholders."

     15. Competition. The Company believes that it will have competitors and potential competitors, many of whom may have considerably greater financial and other resources than the Company.

     16. No Public Market for Securities. At present, the Company's common stock is not traded on any medium. Previously, the Company's common stock traded over-the-counter in the Pink Sheets. However, due to inactivity, the Company's common stock is no longer traded in the Pink Sheets. There is no assurance that the Company's common stock will ever trade in any medium in the future.

     17. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. The shareholders purchasing in this offering may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors. See "Description of the Securities."

     18. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchase of the securities being offered hereby. See "Dividend Policy."

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to purchase a plant or significant equipment.

     The Company will hire employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.


Results of Operations

     The Company is in the development stage. From inception until May 1996, the Company was essentially dormant having as its only asset unpatented mining claims located in the states of Montana and Idaho.

Liquidity and Capital Resources.

     The Company has insufficient funds to carry on operations during the next twelve months. In order to maintain operations, the Company will have to raise additional capital through loans or through the sale of securities. If the Company is unable to raise additional capital, it may have to cease operations. The Company's plan of operation, subject to maintaining sufficient funds, calls for continued geologic mapping of the surface and underground workings, sampling and drilling to explore for additional mineralization and to develop an ore reserve and compilation of the data into a computer data base for reserve calculation.

     Currently the Company is spending approximately $1,000 per month in general overhead. Over the next six months the Company has budgeted $100,000 for payments to American; $250,000 for operations on the diatomaceous operations; $50,000 for property payments; and, $200,000 for working capital and costs of future financing.

Year 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Since the Company has yet to acquire any technology in support of its services, the planned acquisitions will most likely involve hardware and software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant hardware and software suppliers, the Company intends to determine the extent to which the Company's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Company's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000 compliance issues prior to the Company acquiring the product. The Company anticipates that this will be an ongoing process relative to computer products manufactured prior to January 1, 2000. There can be no assurances that the systems of suppliers or other companies on which the Company may rely on will be Year 2000 compliant. Additionally there can be no assurances that all computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The Company believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company does not own any real or personal property other than its mining claims.

     The Company's corporate offices are located at 656 Cedar Street, Ponderay, Idaho 83852 and its telephone number is (208) 263-3834.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name                Number of                               Number of
of owner            Shares         Position                 Shares

Robert Delaney       1,155,000[1]  President                 7.22%
297 Tarrs Lane                     and Director
Polson, MT 59860

Robert Evans           361,088     Vice President,           2.26%
P.O. Box 178                       Treasurer, CFO
Ponderay, ID 83852                 and Director

Donald Delaney       1,620,000[2]  Vice President,          10.14%
801 Simons Dr.                     Secretary
Missoula, MT 59803                 and Director

Gerald E. Sarff        392,088     Director                  2.45%
P. O. Box 54
Kootenai, ID 83840

All officers and     3,528,176                              22.07%
directors as a
group (4 persons)

Mike Lafleur         1,710,000                              10.70%
3725 Pine Park Dr.
Baton Rouge, LA 70809

[1]  Includes 300,000 shares of common stock owned by the Delaney
Creditor Trust.

[2]  Includes 450,000 shares owned by Mr. Delaney's wife Shirley
Delaney and 300,000 shares of common stock owned by the Delaney  Creditor Trust.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                Age       Position

Robert Delaney      60        President and a member of the Board of
                              Directors

Robert Evans        74        Vice President, Treasurer, Secretary, Chief
                              Financial Officer and a member of the Board
                              Directors

Donald Delaney      63        Vice President, Secretary, and a member
                              of the Board of Directors

Gerald E. Sarff     80        Member of the Board of Directors

     All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting and hold office until their death, or until they resign, or have been removed from office.

Officer and Director Biographies:

Robert Delaney, President and a member of the Board of Directors

     Since January 1998 Mr. Delaney has been a member of the Board of Directors of the Company and since April 1999 he has been President of the Company. Since 1958, Mr. Delaney has been self employed in timber sales and mining development. Mr. Delaney is the brother of Donald Delaney, the Company's Vice President, Secretary and a member of the Board of Directors.

Robert Evans, Vice President, Secretary, Treasurer, Chief Financial Officer, and a member of the Board of Directors

     Since 1957, Mr. Evans has been a member of the Board of Directors of the Company and since April 1999 he has been Vice President, Secretary and Treasurer of the Company. Prior to April 1999, Mr. Evans was President of the Company. Mr. Evans is also a director and Secretary of Silver Butte Mining Co.

Donald Delaney, Vice President and a member of the Board of Directors

     Since April 1999, Mr. Delaney has been Vice President and a member of the Board of Directors of the Company. Since 1958, Mr. Delaney has been self employed in timber sales and mining development. Mr. Delaney is the brother of Robert Delaney, the Company's President and a member of the Board of Directors.

Gerald E. Sarff, Member of the Board of Directors

     Since 1957 Mr. Sarff has been a member of the Board of Directors.


ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company from January 1, 1996 through December 31, 1998, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                       SUMMARY COMPENSATION TABLE

                                                     Long-Term Compensation
             Annual Compensation           Awards              Payouts
Securities
Names                             Other    Under     Restricted          Other
Executive                         Annual   Options/  Shares or           Annual
Officer and                       Compen-  SARs      Restricted  LTIP    Compen-
Principal    Year  Salary  Bonus  sation   Granted   Share       Payouts sation
Position     Ended (US$)   (US$)  (US$)    (#)       Units (US$) (US$)   (US$)

Robert       1999  0       0      0        0         0           0       0
 Delaney     1998  0       0      0        0         0           0       0
President    1997  0       0      0        0         0           0       0

Robert Evans 1999  18,355  0      0        0         0           0       0
Vice
 President   1998  0       0      0        0         0           0       0
 Treasurer   1997  0       0      0        0         0           0       0
 Secretary

Donald       1999  0       0      0        0         0           0       0
 Delaney     1998  0       0      0        0         0           0       0
Vice
 President   1997  0       0      0        0         0           0       0

Gerald       1999  0       0      0        0         0           0       0
 Sarff       1998  0       0      0        0         0           0       0
Director     1997  0       0      0        0         0           0       0

Michael      1999  0       0      0        0         0           0       0
 LaFleur     1998  0       0      0        0         0           0       0
Director     1997  0       0      0        0         0           0       0
 (Resigned)

     The Company does not anticipate paying salaries in 2000. The Company will initiate the payment of salaries when it determines that it is economically feasible to do so.

     There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

Option/SAR Grants.

     No grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to officers and/or directors:

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     In general, the Directors do not receive any compensation for serving as members of the Board of Directors. In 1999, the Company paid $2,500 each to three former directors. The Company intends to pay Robert Evans, a member of the Board of Directors $2,500 for past services as a member of the Board. Mr. Evans is not one of the three persons previously compensated. The Company also intends to pay Nona Evans, a former member of the Board of Directors, $2,500 for past services as a member of the Board of Directors. Ms. Evan is the wife of Robert Evans, the Company's Vice President, Secretary and Treasurer of the Company. Ms. Evans was not one of the former directors previously compensated. The Company currently does not have funds available to pay Mr. and Mrs. Evans and will do so when funds are available. The Company has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On April 6, 1999, the Company issued 6,000,000 shares of common stock in exchange for all of the issued and outstanding shares of common stock of Yellow Pine Resources, Inc., a Montana corporation. Donald Delaney and Robert Delaney, current officers and directors of the Company were officers and directors of Yellow Pines at the time of the transaction. Further, Mike LaFleur, a former officer and director of the Company was an officer and director of Yellow Pine.

     In August 1999, the Company entered into an agreement with American Diatomite, L.L.C., an Idaho limited liability company ("American") wherein the Company acquired a 50% interest in one property containing 42 unpatented mining claims. Robert Delaney, the Company's President and Donald Delaney, the Company's Vice President each own a 25% interest in and to American. Under the terms of the agreement, the Company is obligated to pay American $1,200,000 as follows: $200,000 from the proceeds of a public offering to be conducted by the Company with the remaining $1,000,000 to be paid at the rate of $200,000 per year plus interest at the rate of 5% per annum. Further the Company is obligated to issue to American 6,000,000 restricted shares of the Company's common stock and pay an additional $200,000 as an advance royalty payment. The royalty payment is specifically excepted from the purchase price. Under the terms of the agreement, the Company will have the exclusive mining rights to the property for a period of five years. If at the end of the five years, the Company is not mining the deposits, American will have the right to mine
and sell diatomaceous earth from the property.   The Company will pay a
royalty of four percent (4%) of the net sales price of the diatomaceous earth mined and thereafter split the net profit of diatomaceous earth sold. The Company will be responsible for all future Bureau of Land Management lease payments of approximately $4,000.00 per year. On October 25, 1999, the Company and American entered into an extension agreement wherein the Company was granted an additional ninety (90) days to complete its public offering. The consideration for the extension agreement was an additional 200,000 restricted shares of the Company's common stock. As of the date hereof no moneys have been paid to American and no shares of common stock have been issued to American.

ITEM 8.   DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 100,000,000 shares of $0.005 par value Common Stock. As of March 21, 2000, 15,982,316 shares are issued and outstanding of which 14,272,316 are freely tradeable.

     All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution, or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The transfer agent for the Company's Common Stock is Idaho Stock Transfer Company, 421 Couer d'Alene, Couer d'Alene, Idaho 83852.


                                PART II

ITEM 1.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's shares were traded over-the-counter from inception in 1957 until approximately 1991 when shares were no longer included in the Pink Sheets. The Company intends to approach a member of the National Association of Securities Dealers and seek listing sponsorship on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board"). The Company's securities may not be listed for trading on the Bulleting Board until this registration statement becoming effective with the SEC and there are no outstanding pending comments with the SEC relating thereto. There is no assurance, however, that the Company will ever be listed for trading on any medium.

     As of March 21, 2000, the Company has approximately 700 holders of record of its Common Stock.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.


ITEM 2.   LEGAL PROCEEDINGS.

     The Company is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures through the date of this Registration Statement.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has 15,982,316 shares of Common Stock issued and outstanding as of March 21, 2000. Of the 15,982,316 shares of the Company's Common Stock outstanding, 14,272,316 shares are freely tradeable and 1,710,000 shares can only be resold in compliance with Reg. 144 adopted under the Securities Act of 1933 (the "Act"), with the exception of the one year holding period thereunder.

     In general, under Rule 144 as currently in effect, a person (or persons whose Shares are aggregated) who has beneficially owned Shares privately acquired directly or indirectly from the Company or from an affiliate, for at least one year, or who is an affiliate, is entitled to sell within any three month period a number of such Shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks, immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose Shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 day preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell all such Shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

     On April 6, 1999, the Company issued 6,000,000 shares of common stock to eleven (11) persons and entities in exchange for all of the issued and outstanding shares of common stock of Yellow Pines Resources, Inc., a Montana corporation pursuant to the terms of an Acquisition Agreement dated
March 5, 1999.   The foregoing shares were issued pursuant to Reg 504 of
the Securities Act of 1933 (the "Act").

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the state of Idaho under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     The Company's Articles of Incorporation and Bylaws do not contain any provisions for indemnification as described above.


                                PART F/S

ITEM 1.   FINANCIAL STATEMENTS.

     Financial Statements begin on following page.

[LETERHEAD]
                      Scott Beggs & Company  Inc
                      Certified Public Accountant
                         304 E. Cameron Avenue
                          Kellogg, Id   83837
                             (208) 784-1124
                           FAX (208) 783-0304

Board of Directors
Iron Mask Mining Company
PO Box 1713
Sandpoint, Idaho 83864

We have audited the accompanying Balance Sheet of Iron Mask Mining Company as of June 30, 1999 and 1998, and the related statements of Income and Accumulated Costs and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iron Mask Mining Company as of June 30, 1999 and 1998, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Scott Beggs & Company, Inc.

Scott Beggs & Company, Inc
Kellogg, Idaho 83837

December 27, 1999

                       Iron Mask Mining Company
                    A Development Stage Corporation
                             Balance Sheet
                             June 30, 1999

                                             1999           1998

ASSETS
Current Assets
 Cash in Bank                                  73            452
 Prepaied Insurance                           750            750
                                        ---------      ---------
 Total Current Assets                         823          1,202

Property and Equipment
 Land                                      87,380         87,380
 Buildings                                  1,032          1,032
 Equipment                                 46,176         46,176
 Accumulated Depreciation                 (47,208)       (47,208)
                                        ---------      ---------
Net Property and Equipment                 87,380         87,380

Total Assets                               88,203         88,582
                                        =========      =========
LIABILITIES AND EQUITY
Current Liabilities
 Accounts Payable                           1,419
 Salaries Payable
 Notes Payable - Due within one Year       28,355         23,355
                                        ---------      ---------
Total Current Liabilities                  29,774         23,355

Long-Term Liabilities
 Notes Payable - Due in more
  than one Year                                 0              0
                                        ---------      ---------
 Total Long-Term Liabilities                    0              0

 Total Liabilities                         29,774         23,355

Equity
 Common Stock, par value $.05,
  authorized 100,000,000 shares
  issued and outstanding 9,987,316        799,366        499,366
 Additional Paid in Capital               215,936        174,140
 Deficit accumulated during
  Development Stage                      (956,873)      (608,279)
                                        ---------      ---------
Total Equity                               58,429         65,227

 Total Liabilities and Equity              88,203         88,582
                                        =========      =========




 See the accompanying accountant's report and notes, which are integral parts of these financial statements.

                       Iron Mask Mining Company
                    A Development Stage Corporation
          Statement of Income and Accumulated Property Costs
                   For the Year Ended - June 30, 1999

                              Year Ended  Cumulative  Year Ended  Cumulative
                              06/30/99    Total       06/30/98    Total
Income
 Interest Income                     5        83,794        74       83,789
 Logging Receipts                             15,470                 15,470
 Ore Sales                                    14,776                 14,776
 Misc. Income                       25         7,328       835        7,303
 Lease Income                                  1,400                  1,400
 Workmen's Comp Dividend                         375                    375
                              --------   -----------  --------  -----------
Total Income                        30       123,143       909      123,113
Expenses
 Wages and Salaries                          267,648    19,000      267,648
 Professional Fees               5,000        83,142       981       78,142
 Tunnel Contract                              73,850                 73,850
 Materials and Supplies                       54,777                 54,777
 Payroll Taxes and insurance       400        49,822       466       49,422
 Depreciation                                 47,208                 47,208
 Gas and Oil                                  35,057                 35,057
 Office Supplies                              26,516                 26,516
 Exploration                                  25,183                 25,183
 Interest and, Bank Fees            60        19,155        35       19,095
 Equipment Rent                               17,746                 17,746
 Lease                                        14,645                 14,645
 Promotions                                   11,525                 11,525
 Equipment Repair                              7,664                  7,664
 Taxes and Licenses                149         7,201       207        7,052
 Road                                          6,012                  6,012
 Filing Fees                                   4,346                  4,346
 Other                           1,219         4,333       732        3,114
 Assays                                        1,032                  1,032
 Fire and Safety                                 237                    237
 Documentary Stamps                              119                    119
 Rounding                                          2                      2
                              --------  ------------  --------  -----------
 Total Expenses                  6,828       757,220    21,421      750,392

 Net Loss                       (6,798)     (634,077)  (20,512)    (627,279)

Accumulated Deficit -
 Start of Year                              (608,279)              (587,767)
                              --------  ------------  --------  -----------
Accumulated Deficit -
End of Year                   (615,077)     (634,077) (608,279)    (627,279)
                              ========  ============  ========  ===========














See accompanying accountant's report and notes, which are integral parts of theses financial statements.

                       Iron Mask Mining Company
                    A Development Stage Corporation
           Statement of Income and Accumulated Property Costs
                   For the Year Ended - June 30, 1999

                              Year Ended  Cumulative  Year Ended  Cumulative
                              06/30/99    Total       06/30/98    Total

Cash Flows From Operating Activities
 Net Loss                       (6,798)    (615,076)   (20,512)    (608,278)
 Adjustments to reconcile to
  net Cash
  Depreciation Expense                       47,208                  47,208
  Loss on Sale of Land                          452                     452
 Changes in Operating Assets
  and Liabilities
  (Increase) Decrease in Prepaid
   Insurance                                   (750)                   (750)
  Increase (Decrease) in
   Salary/Accounts Payable       1,419        1,419      (6,260)          0
                             ---------  -----------  ----------   ---------
Net Cash (Used) Provided By
 Operating Activities           (5,379)    (566,747)    (26,772)   (561,368)

Cash Flows From Investing Activities
 Sale of Land                                15,568                  15,568
 Purchase of property                0     (150,609)          0    (150,609)
                             ---------  -----------  ----------  ----------
Net Cash (Used) Provided By
 Investing Activities                0     (135,041)          0    (135,041)

Cash Flows From Financing Activities
 Common Stock Proceeds                      673,506                 673,506
 Loan Proceeds                   5,000       28,355      23,355      23,355
 Loan Repayments                     0            0           0           0
                             ---------   ----------  ----------   ---------
Net Cash (Used) Provided By
 Financing Activities            5,000      701,861      23,355     696,861

Net Increase (Decrease) in Cash   (379)          73      (3,417)        452

Cash - Start of Year               452            0       3,869           0
                             ---------   ----------  ----------   ---------
Cash - End of Year                  73           73         452         452
                             =========   ==========  ==========   =========

















See accompanying accountant's report and notes, which are integral part of these financial statements.

Iron Mask Mining Company
A Development Stage Corporation
Statement of Changes in Stockholders Equity
For the Years Ended - June 30, 2000

                             Common    Additional   Accumulated
                             Stock     Paid In      Deficit          Total

Balance at Start of Year     499,366   174,140      (608,279)        65,227

Additions During Year
 Stock Issued for Right
 to Mine                     300,000    41,796                      341,796

Reductions During Year
 Equity Acquisition -
  Yellow Pine Resources                             (341,796)      (341,796)
 Current Year Loss                                   (89,026)      (348,594)
                                                    --------       --------
Balance at End of Year       799,366   215,936      (956,873)      (283,367)
                             =======   =======      ========       ========


































See accompanying accountant's report and notes, which are integral part of these financial statements.

                       Iron Mask Mining Company
                      A Development Stage Company

                   Notes to the Financial Statements
                             June 30, 1999

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING ]POLICIES

Development Stage Company General Accounting
In June 1975, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards No 7 effective for fiscal periods beginning after January 1, 1976, for companies in the development stage. That statement requires that such companies follow the same accounting practices, as operating companies and, thus, defer only those costs which an operating company would normally defer that dollar amounts be assigned to shares issued for noncash considerations.

Development Activities
The primary business purpose of the Company is development of mining properties. The realization of profits and recovery of development costs are dependent upon increased market values and the recover ability of the minerals of the Company's properties.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Property and Equipment
Depreciation is provided for on the straight line method of accounting over 5 to 7 years on equipment and 20 years on buildings. All depreciable assets have been fully depreciated.

Notes Payable
The Company has various notes payable to individuals. These notes are secured by a lien on the Company's real property. On January 21, 1998 the following loans were provided to the Company; 1) Gerald Sarff $3,000; 2) Robert Evans $15,355; 3) Charles McNearney $2,500; and 4) Walter Ripley, $2,500. These loans total $23,355 and the interest rate is 7%. On April 1, 1999 a loan with Montana Land Investments LLC in the amount, of $5,000, the interest rate is 12%. There have been no principal or interest payments made on these loans.

Income Taxes
The Company files its corporate income tax returns as a development stage company. Accordingly, all income and expense items are being capitalized as development costs.
company.

                       Iron Mask Mining Company
                      A Development Stage Company

                   Notes to the Financial Statements
                              June 30, 1999
NOTE 2: CUMULATIVE DATA

Cumulative data has been recorded on the Statement of Income and Accumulated Property Costs and the Statement of Cash Flows. The cumulative data is from May 1, 1957, the date of organization, to June 30, 1999. Also included in Deficit accumulated is the amount incurred by Yellow Pine Resources Inc. See Notes 3 and 4 for more information.

NOTE 3: ACQUISITION AGREEMENT

The Company entered an agreement with Yellow Pine Resources Inc to acquire all of the outstanding shares of Yellow Pine Resources Inc in a stock for stock exchange. After concluding the transaction, Iron Mask Mining Company owns 100% of the outstanding stock of Yellow Pine Resources Inc. Iron Mask Mining Company issued 6,000,000 shares to the shareholders of record of Yellow Pine Resources Inc. Iron Mask received $341,796 of capitalized development costs and the applicable mining leases and other, assets of Yellow Pine Resources. $300,000 has been included as common stock and $41,796 as additional paid in capital.

NOTE 4: CONSOLIDATION INFORMATION

Included in the deficit accumulated during development stage activities is $341,796 incurred by Iron Mask Mining Company's wholly owned subsidiary Yellow Pine Resources Inc. See Note 3 for more information concerning the acquisition of Yellow Pine Resources, Inc.

NOTE 5: SUBSEQUENT EVENT

On August 6, 1999 the Company entered a material agreement with American Diatomite LLC. The purpose of the agreement is for the Company to acquire acquire a 50% interest in the mineral interest in American Diatomite LLC earth mine. Significant terms of the agreement are: 1) Iron Mask Mining Company will pay $1,200,000; 2) the first $200,000 is due when the public offering of Iron Mask Mining Company is completed; 3) the remaining $1,000,000 is to be paid over the next 5 years plus 5% interest; 4) Iron Mask will have exclusive mining rights for a 5 year period; and 5) Iron Mask will pay a 4% royalty to American Diatomite LLC on the net sales price.

NOTE 6: LEASES

The State lease was for 10 years from 1988, payable annually at $1 per acre. This lease has expired and was not renewed.

Board of Directors
Iron Mask Mining Company
PO Box 1713
Sandpoint, Idaho 83864


We have reviewed the accompanying Balance Sheet of Iron Mask Mining Company as of December 31, 1999 and the related statements of Income and Accumulated Property Costs and Statement of Cash Flows for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Iron mask Mining Company.

A review consists principally of inquiries of company personnel and analytical procedures applied to the financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.


/s/ Scott Beggs & Company, Inc.

Scott Beggs & Company, Inc
Kellogg, Idaho 83837

February 17, 2000

                        Iron Mask Mining Company
                    A Development Stage Corporation
                             Balance Sheet
                           December 31, 1999

Assets
Current Assets
 Cash in Bank                                      426
 Prepaied Insurance                                750
                                             ---------
Total Current Assets                             1,176

Property and Equipment
 Land                                           87,380
 Buildings                                       1,032
 Equipment                                      46,176
 Accumulated Depreciation                      (47,208)
                                             ---------
Net Property and Equipment                      87,380

Total Assets                                    88,556
                                             =========
Liabilities and Equity
Current Liabilities
 Accounts Payable                                1,827
 Salaries Payable
 Notes Payable - Due within one Year            33,355
                                             ---------
Total Current Liabilities                       35,182

Long-Term Liabilities
 Notes Payable - Due in more than one Year           0
                                             ---------
Total Long-Term Liabilities                          0

Total Liabilities                               35,182

Equity
 Common Stock, par value $ .05,
  authorized 100,000,000 shares,
  issued and outstanding 9,987,316             799,366
 Additional Paid in Capital                    215,936
 Deficit accumulated during
  Development Stage                           (961,928)
                                             ---------
Total Equity                                    53,374

Total Liabilities and Equity                    88,556
                                             =========






 See the accompanying accountant's report and notes, which are integral parts of these financial statements.

Iron Mask Mining Company
A Development Stage Corporation
Statement of Income and Accumulated Property Costs
For the Six Months Ended - December 31, 1999

                                             Six Months
                                             Ended     Cumulative
                                             12/31/99  Total
Income
 Interest Income                                   16     83,810
 Logging Receipts                                         15,470
 Ore Sales                                                14,776
 Misc. Income                                      25      7,353
 Lease Income                                              1,400
 Workmen's Comp Dividend                                     375
                                             --------  ---------
Total Income                                       41    123,184

Expenses
 Wages and Salaries                                      248,648
 Professional Fees                              5,000     88,142
 Tunnel Contract                                          73,850
 Materials and Supplies                                   54,777
 Payroll Taxes and Insurance                              49,822
 Depreciation                                             47,208
 Gas and Oil                                              35,057
 Office Supplies                                          26,516
 Exploration                                              25,183
 Interest and Bank Fees                            36     19,191
 Equipment Rent                                           17,746
 Leases                                                   14,645
 Promotions                                               11,525
 Equipment Repair                                          7,664
 Taxes and Licenses                                60      7,261
 Road                                                      6,012
 Filing Fees                                               4,346
 Other                                                     4,333
 Assays                                                    1,032
 Fire and Safety                                             237
 Documentary Stamps                                          119
 Yellow Pine Accumulated
  Costs - Consolidated                                   341,796
 Rounding                                                      2
                                             --------  ---------
Total Expenses                                  5,096  1,085,112

Net Loss                                       (5,055)  (961,928)

Accumulated Deficit - Start of Period        (956,873)
                                             --------  ---------
Accumulated Deficit - End of Period          (961,928)  (961,928)
                                             ========  =========




See accompanying accountant's report and notes, which are integral parts of theses financial statements.

Iron Mask Mining Company
A Development Stage Corporation
Statement of Cash Flows
For the Six Months Ended - December 31, 1999

                                                  Six Months
                                                  Ended     Cumulative
                                                  12/31/99  Total
Cash Flows From Operating Activities
 Net Loss                                         (5,055)   (620,131)
 Adjustments to reconcile to net Cash
  Depreciation Expense                                        47,208
  Loss on Sale of Land                                           452
 Changes in Operating Assets and Liabilities
  (Increase) Decrease in Prepaid Insurance                      (750)
  Increase (Decrease) in Salary/Accounts Payable     408       1,827
                                                  ------    --------
Net Cash (Used) Provided By Operating Activities  (4,647)   (571,394)

Cash Flows From Investing Activities
 Sale of Land                                                 15,568
 Purchase of property                                  0    (150,609)
                                                  ------    --------
Net Cash (Used) Provided By Investing Activities       0    (135,041)

Cash Flows From Financing Activities
 Common Stock Proceeds                                       673,506
 Loan Proceeds                                     5,000      33,355
 Loan Repayments                                       0           0
                                                  ------    --------
Net Cash (Used) Provided By Financing Activities    5,000    706,861

Net Increase (Decrease) in Cash                       353        426

Cash - Start of Period                                 73          0
                                                  -------   --------
Cash - End of Period                                  426        426
                                                  =======   ========

















See accompanying accountant's report and notes, which are integral part of these financial statements.

Iron Mask Mining Company
A Development Stage Corporation
Statement of Changes in Stockholders Equity
For the Six Months Ended - December 31, 2000

                         Common    Additional     Accumulated
                         Stock          Paid In   Deficit   Total

Balance at Start of Year 799,366   215,936   (956,873)       58,429

Additions During Year
 Stock Issued for Right
 to Mine                                                          0

Reductions During Year
 Current Year Loss                              (5,055)      (5,055)
                                             ---------      -------
Balance at End of Year   799,366   215,936    (961,928)      53,374
                         =======   =======   =========      =======



































See accompanying accountant's report and notes, which are integral part of these financial statements.

                        Iron Mask Mining Company
                      A Development Stage Company

                   Notes to the Financial Statements
                           December 31, 1999

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company - General Accounting   In June 1975, the
Financial Accounting Standards Board (FASB) issued Statement of Financial Standards No 7 effective for fiscal periods beginning after January 1, 1976, for companies in the development stage. That statement requires that such companies follow the same accounting practices as operating companies and, thus, defer only those costs which an operating company would normally defer and that dollar amounts be assigned to shares issued for noncash considerations.

Development Activities The primary business purpose of the Company is the purchase and development of mining properties. The realization of profits and recovery of development costs are dependent upon increased market values and the recover ability of the minerals of the Company's properties.

Cash and Cash Equivalents For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Property and Equipment Depreciation is provided for on the straight line method of accounting over 5 to 7 years on equipment and 20 years on buildings. All depreciable assets have been fully depreciated.

Notes Payable   The Company has various notes payable to individuals.
These notes are secured by a lien on the Company's real property. On January 21, 1998 the following loans were provided to the Company; 1) Gerald Sarff $ 3,000; 2) Robert Evans $ 15,355; 3) Charles McNearney $ 2,500; and 4) Walter Ripley $ 2,500. These loans total $ 23, 355 and the interest rate is 7%. On April 1, 1999 a loan with Montana Land Investments LLC in the amount of $ 5,000, the interest rate is 12%. On October 5, 1999 a loan with Gerald and Fonda Sarff in the amount of $ 5,000, the interest rate is 12%. There have been no principal or interest payments made on these loans.

Income Taxes   The Company files its corporate income tax returns as a
development stage company. Accordingly, all income and expense items are being capitalized as development costs.

NOTE 2:   CUMULATIVE DATA

Cumulative data has been recorded on the Statement of Income and Accumulated Property Costs and the Statement of Cash Flows. The cumulative data is from May 1, 1957, the date of organization, to June 30, 1999. Also included in Deficit accumulated is the amount incurred by Yellow Pine Resources Inc. See Notes 3 and 4 for more information.

                        Iron Mask Mining Company
                      A Development Stage Company

                   Notes to the Financial Statements
                           December 31, 1999

NOTE 3: ACQUISITION AGREEMENT

The Company entered an agreement with Yellow Pine Resources Inc to acquire all of the outstanding shares of Yellow Pine Resources Inc in a stock for stock exchange. After concluding the transaction, Iron Mask Mining Company
owns 100% of the outstanding stock of Yellow Pine Resources Inc.    Iron
Mask Mining Company issued 6,000,000 shares to the shareholders of record of Yellow Pine Resources Inc. Iron Mask received $ 341,796 of capitalized development costs and the applicable mining leases and other assets of Yellow Pine Resources. $ 300,000 has been included as Common stock and $ 41,796 as additional paid in capital.

NOTE 4: CONSOLIDATION INFORMATION

Included in the deficit accumulated during development stage activities is $ 341,796 incurred by Iron Mask Mining Company's wholly owned subsidiary Yellow Pine Resources Inc. See Note 3 for more information concerning the acquisition of Yellow Pine Resources Inc.

NOTE 5: LEASES

The State lease was for 10 years from 1988, payable annually at $ 1 per acre. This lease has expired and was not renewed.

                                PART III

ITEM 1.   EXHIBITS.

Exhibit No.    Description

3.1*           Articles of Incorporation.

3.2*           Amended Articles of Incorporation

3.3*           Amended Articles of Incorporation

3.4*           Bylaws.

4.1*           Specimen Stock Certificate.

10.1*          Yellow Pines Resources Agreement.

10.2*          American Diatomite Agreement.

27.1*          Financial Data Schedule.

*    Previously filed.

                              SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              IRON MASK MINING COMPANY


                              BY: /s/ Robert Delaney
                                  Robert Delaney, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB/A-2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                         Date


/s/ Robert Delaney
Robert Delaney           President and Director        03/14/2001



/s/ Robert Evans
Robert Evans             Vice President, Treasurer,    03/14/2001
                         Chief Financial Officer
                         and Director

/s/ Donald Delaney
Donald Delaney           Vice President, Secretary     03/14/2001
                         and Director


/s/ Gerald E. Sarff
Gerald E. Sarff          Director                      03/14/2001